UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
                               (Amendment No. 1)


                    Under the Securities Exchange Act of 1934


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                             Procom Technology Inc.
                                (Name of Issuer)



                                  Common Stock
                         (Title of Class of Securities)



                                    74270W107
                                 (CUSIP Number)



                                January 16, 2001
                                ----------------
             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_|  Rule 13d-1(b)
         |X|  Rule 13d-1(c)
         |_|  Rule 13d-1(d)
                                Page 1 of 6 Pages

                                  SCHEDULE 13G

CUSIP No. 74270W107                                            Page 2 of 6 Pages
--------------------------------------------------------------------------------

1)         NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Aeneas Capital Management, LP
           11-3519885
--------------------------------------------------------------------------------
2)         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                     (a)   |_|
                                     (b)   |_|
--------------------------------------------------------------------------------
3)         SEC USE ONLY

--------------------------------------------------------------------------------
4)         CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------------------------------------------------------------
           NUMBER                    5)         SOLE VOTING POWER
           OF                                   888,500
           SHARES
           BENEFICIALLY              6)         SHARED VOTING POWER
           OWNED BY
           EACH                      7)         SOLE DISPOSITIVE POWER
           REPORTING                            888,500
           PERSON
           WITH:                     8)         SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
9)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           888,500
--------------------------------------------------------------------------------
10)        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                      |-|
--------------------------------------------------------------------------------
11)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           7.7%
--------------------------------------------------------------------------------
12)        TYPE OF REPORTING PERSON

           PN
--------------------------------------------------------------------------------

                                                        Schedule 13G

Item 1(a). Name of Issuer:

Procom Technology Inc.

Item 1(b).         Address of Issuer's Principal Executive Offices:

58 Discovery
Irvine, California  92618

Item 2(a).         Name of Person Filing:

Aeneas Capital Management, LP

Item 2(b).         Address of Principal Business Office or, if None, Residence:

100 S. Bedford Road
Mt. Kisco, New York  10549

Item 2(c).         Citizenship:

Delaware

Item 2(d).         Title of Class of Securities:

Common Stock

Item 2(e).         CUSIP Number:

74270W107

Item 3. If this statement is filed pursuant toss.ss.240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

                  (a) |_| Broker or Dealer Registered Under Section 15 of the Act (15 U.S.C. 78o)

                  (b) |_| Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c)

                  (c) |_| Insurance Company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)

                  (d) |_| Investment Company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

                  (e) |_|  Investment Adviser in accordance with
                            ss.240.13d-1(b)(1)(ii)(E)

                  (f) |_| Employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F)

                  (g) |_| Parent Holding Company or control person in accordance withss.240.13d-1(b)(ii)(G)

                  (h) |_| Savings Association as defined inss.3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

                  (i) |_| Church plan that is excluded from the definition of an investment company under ss.3(c)(15) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

                  (j) |_|  Group, in accordance with ss.240.13d-1(b)(ii)(J)

Item 4.            Ownership.

                  (a)      Amount beneficially owned: 888,500

                  (b)      Percent of class:  7.7%

                  (c)      Number of shares as to which such person has:

                           (i)    Sole power to vote or to direct the vote:
                                     888,500

                           (ii)   Shared power to vote or to direct the vote:

                           (iii) Sole power to dispose or to direct the disposition of: 888,500

                           (iv) Shared power to dispose or to direct the disposition of:

Item 5.            Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.            Ownership of More than Five Percent on Behalf of Another
                   Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.            Identification and Classification of Members of the Group.

Not Applicable.

Item 9.            Notice of Dissolution of Group.

Not Applicable.

Item 10.           Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                    SIGNATURE


         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


                                        January 22, 2001
                                        -----------------------
                                        Date


                                        /s/ John C. Suglia
                                        -----------------------
                                        Signature


                                        John C. Suglia, Chief Operating Officer
                                        ---------------------------------------
                                        Name/Title